Secure Financial Transactions — Any Time, Any Place
October 17, 2005
VIA EDGAR AND FACSIMILE
Mr. Donald Walker
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Euronet Worldwide, Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
File No. 001-31648
Dear Mr. Walker:
We have reviewed your comment letter dated September 27, 2005 regarding Euronet’s Form 10-K for the year ended December 31, 2004. Please note that our response to you is within the 15 business days we agreed to in a telephone conversation on Monday, October 3, 2005. Our responses to your comments follow.
Commission Comment 1 relating to Note 3(n) — Summary of Significant Accounting Policies and Practices, stock-based compensation, page 66:
Please tell us whether your options which have accelerated vesting are fixed or variable.
Company Response:
The options with accelerated vesting are accounted for as “fixed.” The disclosure in Note 3(n) to our 2004 Consolidated Financial Statements relates to Time Accelerated Restricted Stock Award Plan (TARSAP) grants. TARSAP grants are awards under which restricted common stock or options to purchase common stock vest based on an employee’s completion of a requisite service period. The grants also provide that the awards may vest prior to the end of the requisite service period if certain performance criteria are achieved. The requisite service period of various grants is consistent with awards having no acceleration features — such periods are generally five years, but not more than seven years. The performance criteria are generally based on the achievement of predetermined operating profit goals as approved by the Compensation Committee of the Board of Directors. The performance criteria for vesting of grants are established with an objective of creating an incentive to deliver performance results that are materially better than shareholder return expectations. TARSAP grants are accounted for as “fixed awards” under the provisions of FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation (an interpretation of Opinion No. 25).”
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In assessing the proper accounting for these awards, we considered whether the terms of the award were within acceptable parameters of the following generally recognized guidelines:
1)	the fixed vesting schedule does not exceed ten years,

2)	the fixed vesting schedule does not substantially exceed vesting periods in other plans of the company,

3)	the performance goals are not front-loaded and, in the absence of attaining those goals, it is more likely than not that the employee will remain with the company to the end of the plan term, and

4)	the term of an employment contract for the employee is not less than the vesting period.
FASB Interpretation No. 44, paragraph 37, further clarifies the accounting treatment and states that “If vesting is accelerated based on the occurrence of a specific event or condition in accordance with the original terms of the award, a modification has not been made and, therefore, no new measurement of compensation cost is required.”
After consideration of these factors, we concluded that these awards are required to be accounted for as “fixed.”
Commission Comment 2 relating to Note 4 — Acquisitions, page 67:
You have made several acquisitions during 2003 and 2004 which involve the future release of common stock subject to certain performance criteria. Please tell us for each of your acquisitions what the performance criterion is and whether it is based on earnings, security prices or both. Specifically address your acquisitions of Precept, EPS, CPI and AIM.
Company Response:
The purchase agreements for Precept, EPS, CPI and AIM included certain representations, warranties and covenants related to the businesses acquired that are customary for transactions of these types. These representations, warranties and covenants related to commitments, the occurrence or non occurrence of certain contingencies, proper provision for tax liabilities, the outcome of legal proceedings, etc. To provide a ready source of assets to cover indemnification obligations under the acquisition agreements for a breach of these representations, warranties and covenants, we required that an escrow be established that included a portion of the shares we issued as the primary source of acquisition consideration. These shares were permitted to be released from the escrow at the end of the survival period for claims based upon the representations, warranties and covenants to the extent that a claim for indemnification for breach thereof had not been submitted by us. Except as described below, the release of shares from escrow were not subject to the performance of the acquired businesses, of the sellers or of the Euronet stock price.
Consistent with the discussion in Appendix B, paragraph 176(b) of SFAS No. 141, “Business Combination,” we included the consideration placed in escrow for each of the acquisitions because the only uncertainty relating to the security escrow was the identity of the payee, not the total amount to be paid.
Paragraph 176(b) states that “If the contingent consideration represents payment of amounts withheld to insure against the existence of contingencies, neither the payment of the contingent consideration nor the payment of a liability that results from the contingency with the funds withheld affects the acquiring enterprise’s accounting for the business combination. The escrow is a way of protecting the buyer against risk. The buyer has agreed to pay the amount either to the seller or to a third-party claimant; and thus, the only uncertainty to the buyer is the identity of the payee. The amount of the agreed upon consideration that is withheld would be recorded as part of the purchase price in the original allocation. . . .”

Additionally, the acquisitions of Precept and EPS included provisions for reductions in the respective purchase prices if the 2004 earnings streams of these businesses decreased from historical levels. The escrow discussed above, if not used for a breach of representations, warranties and covenants, was available to cover any possible purchase price reduction requirements. To determine the appropriate accounting for this contingent consideration, we followed the guidance contained in paragraphs 25 through 28 of SFAS No. 141. This guidance required that we assess the probability of the contingent consideration being paid and, if it is considered “determinable beyond a reasonable doubt,” record the contingent consideration as a component of the purchase price. In these two cases, we concluded that the amount of contingent consideration (and the related performance criteria) was determinable beyond a reasonable doubt, based on conclusions we reached upon completion of our pre-acquisition due diligence findings. Moreover, within the reporting period, our conclusion used to determine the purchase price was confirmed at the conclusion of 2004. There was no decline in the earnings stream of either Precept or EPS after closing that required further evaluation.
In the case of AIM, in addition to the shares held in escrow as discussed above, 57,954 shares of Euronet Common Stock issued to the sellers in September 2004, in settlement of the earn-out arrangement of the original acquisition, were placed in escrow and will be released in December 2006. This release is subject to AIM’s installation of a defined number of transaction processing terminals and future earnings performance of the acquired business. These additional shares were valued at $1.1 million at the date of issuance. Upon issuance of these shares, we concluded beyond a reasonable doubt that the terminal growth and earnings goals were achievable, given the performance of the acquired business over the first twelve months of ownership since the September 2003 acquisition date. As we were highly confident in the achievement of the performance objectives established for the relatively minor amount of the remaining escrow, we recorded the full issuance of these shares as an adjustment to the purchase price of AIM during September 2004.
The agreement relating to the acquisition of CPI contained no provisions for reductions in the purchase price based on earnings, but does provide for the issuance of additional shares if the market price of Euronet Common Stock is below $22.66 on the date that shares are released from escrow. Should we be required to issue additional shares as a result of this provision, in accordance with SFAS No. 141, paragraph 30, we will not record any additional purchase price. Paragraph 30 states that “The issuance of additional securities or distribution of other consideration upon resolution of a contingency based on security prices shall not affect the cost of the acquired entity. . . .”
See also our response to comment 3.
Commission Comment 3 relating to Note 4 — Acquisitions, page 67:
Please tell us whether the amounts of contingent consideration (shares of common stock) were determinable at the date of acquisition. Specifically address your acquisitions of Precept, EPS, CPI and AIM.
Company Response:
As stated in the response to comment 2 above, in the cases of Precept and EPS we viewed the possible purchase price reductions as contingent consideration in accordance with paragraphs 25 through 28 of SFAS No. 141. However, at the acquisition date we determined beyond a reasonable doubt that the historical earnings stream would continue through the remaining months of 2004 (the measurement period). Accordingly, we recorded the full purchase price in the initial purchase price allocation, including the issuance of any Euronet Common Stock, at date of acquisition. This conclusion was confirmed at the end of the measurement period.
With respect to EPS and CPI, the purchase agreements included provisions whereby the sellers could receive contingent payments based on the respective entity’s future earnings provided that each respective entity exceeded pre-acquisition earnings levels. We viewed this differently than provisions which only required earnings to not decrease. In each of these cases, we could not determine the amount of the contingent payments beyond a reasonable doubt. Accordingly, as set forth in paragraphs 25 through 28 of SFAS No. 141, at the date of acquisition we did not record any additional consideration related to contingent payments based on subsequent earnings. When the subsequent earnings period was concluded, we recorded the value of the additional shares issued as additional purchase price consideration based on the daily NASDAQ market closing price a few days before and after the issuance of the shares.
The earn-out related to AIM was settled in September 2004 for 283,976 shares of Euronet Common Stock, 110,114 of which were retained in escrow subject to seller representations, warranties and covenants, and 57,954 of which were retained in escrow subject to AIM’s installation of a defined number of transaction processing terminals and future earnings performance. See our response to comment 2 above for further discussion of the AIM earn-out and escrow provisions.
In the case of Precept, the seller’s employment agreement called for an additional payment to be made if the acquired business performed better than certain targets established at the date of acquisition and the seller remained employed by Euronet. As set forth in paragraph 34 of SFAS No. 141, supplemented by EITF Issue No. 95-8, “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination,” contingent amounts payable based on, among other things, factors such as continued employment or a bonus formula that is based on a small percentage of profitability targets, rather than a multiple of such profitability targets, should be accounted for as compensation expense. Based on an evaluation of the factors contained in EITF Issue No. 95-8, we recorded the bonus payment as compensation expense during the performance measurement period rather than accounting for it as additional purchase price.
Commission Comment 4 relating to Note 4 — Acquisitions, page 67:
On page 67, you state that you have released a portion of the common shares from escrow in relation to your purchase of Precept. However, this release did not occur until 2005. Please tell us how you determined it to be appropriate to include the full consideration of common stock as part of your initial purchase price allocation. It appears that such stock is contingent consideration which should not be recorded until after the contingency has been resolved. Refer to paragraph 27 of FASB 141.
Company Response:
As stated in response to comment 2 above, at the acquisition date, we included all of the initially issued shares of Euronet Common Stock in the initial purchase price determination for Precept because the shares placed in escrow were placed there primarily to support the indemnification obligations arising from an inaccuracy in the sellers’ representations, warranties and covenants. Accordingly, the majority of escrow did not represent contingent purchase price, but was simply a means of protecting us, the buyer, against risk. This treatment is in accordance with the discussion in Appendix B, paragraph 176(b) of SFAS No. 141, and is consistent with the answer to comment 2 above.
With regard to the provisions in the Precept agreement related to the possible return of a portion of the initial purchase price, we concluded beyond a reasonable doubt that a purchase price reduction would not be required as a result of the acquired entity’s failure to maintain the historical earnings stream. As stated in a response to comment 2, this conclusion was based our conclusions about this business following completion of our pre-acquisition due diligence findings. We recognize paragraph 27 of SFAS No. 141 states that contingent consideration “usually” should be recorded when the contingency is resolved. However, as stated earlier, we concluded beyond a reasonable doubt that a purchase price reduction would not be required.

Commission Comment 5 relating to Note 4 — Acquisitions, page 67:
Please tell us how you account for the earn-outs given in connection with your acquisitions of EPS, CPI, Movilcarga, Transact and AIM. Specifically address the impact when completing the initial purchase price allocation and the subsequent accounting for such earn-outs, as applicable. Please cite authoritative guidance and explain the basis for your conclusions.
Company Response:
As discussed in response to comment 3 above, we account for earn-out obligations in accordance with paragraphs 25 through 28 of SFAS No. 141, which requires the recording of additional purchase price when the amount of contingent consideration becomes determinable beyond a reasonable doubt. Therefore, in contrast to potential purchase price reductions related to the failure to maintain pre-acquisition earnings streams discussed in comments 2 through 4, earn-out obligations which are dependent on increasing the acquired entities’ future earnings streams are not included in the initial purchase price determination because we cannot estimate the amount of such payments beyond a reasonable doubt.
In the case of Transact, as of December 31, 2004, an earn-out payment of $39.1 million was recorded as a current liability. This accrual was made because we had sufficient information prior to the finalization of the year-end accounting to be certain as to the amounts related to the earn-out payment. We completed the acquisition of Transact in November 2003 and the earn-out was based on the third quarter 2004 earnings, subject to certain adjustments. In January 2005, applying the formulas and procedures provided in our purchase agreement, we reached an agreement with the seller on the final earn-out payment. At that point, the amounts were determinable beyond a reasonable doubt. Since the contingency period had concluded and the final earn-out was only subject at December 31, 2004 to final negotiations between Euronet and the seller as to the amount payable under the agreement, we considered this settlement a type one subsequent event as defined by Statements on Auditing Standards No. 98 (i.e., information became available about a liability that existed at the balance sheet date) and accrued the liability as of December 31, 2004. The consideration was payable in shares of Euronet Common Stock and cash. The portion paid in Euronet stock was valued at fair market value (based on a few days before and after the payment date). The amount recorded as earn-out consideration was added to the purchase price and allocated to goodwill. This accounting outcome is consistent with the example set forth in Appendix B, paragraph 176(a) of SFAS No. 141, where it indicates that additional consideration based on subsequent earnings generates additional goodwill.
In the case of Movilcarga, the purchase agreement allows for an earn-out, or contingent, payment in 2006 based on the earnings of the acquired entity for the four months ending October 31, 2006. Based on information available at December 31, 2004, the earn-out payment could not be determined beyond a reasonable doubt, and accordingly, no amounts related to potential earn-out payments were recorded. However, since the Company has a contingent liability under the terms of the purchase agreement, we disclosed an estimated range of the earn-out payment of $9.6 million to $13.7 million based on forecasted information. The purchase agreement also provided for an installment cash payment of $13 million, subject to successful assignment of a defined level of the acquired customer contracts. We made an accrual for the installment payment on the basis that a significant portion of the contracts had been assigned prior to December 31, 2004, with the balance completed, and installment cash payment made, in January 2005. Accordingly, because the amounts were determinable beyond a reasonable doubt as of December 31, 2004 we recorded the accrual for the installment payment. Since the contingency period had largely concluded, we considered this settlement a type one subsequent event as defined by Statements on Auditing Standards No. 98 (i.e., information became available about a liability that existed at the balance sheet date) and accrued the liability as of December 31, 2004. The amount recorded as the installment payment was added to the purchase price and allocated based on the order of purchase price allocation set forth in paragraphs 37 through 43 of SFAS No. 141 first to tangible assets and liabilities, next to intangible assets (such as customer lists, trade names, etc) and last to goodwill.

In the case of EPS, the acquisition agreement provided for certain earn-out payments. As of December 31, 2004, the amount payable, if any, under the agreements was not determinable beyond a reasonable doubt. Because we could not make a judgment beyond a reasonable doubt regarding the contingent payments as required by paragraphs 25 through 28 of SFAS No. 141, no accrual for the EPS earn-out payment was recorded at December 31, 2004. We disclosed an estimate of $0.2 million for the contingent liability, based on forecasted information.
For CPI, the earn-out payment of $0.3 million was determinable as of December 31, 2004, as the measurement period had ended. The earn-out payment was not calculated and agreed by Euronet and the seller of CPI until February 2005. While this represents a type one subsequent event, similar to the Transact earn-out discussed above, we determined that the $0.3 million earn-out was not material to the Company’s balance sheet as of December 31, 2004 and, therefore, recorded the amount paid as an increase to the purchase price during the first quarter of 2005 and disclosed the payment in the notes to the consolidated financial statements as of and for the year ended December 31, 2004.
As discussed in response to comments 2 and 4 above, in the case of AIM, a portion of the purchase price was paid in Euronet Common Stock that was placed in escrow, primarily to protect Euronet against the risk of inaccurate representations, warranties and covenants for a specified time period. The balance of the escrowed share will be released subject to the acquired entity’s installation of a defined number of transaction processing terminals and future earnings performance. When the shares were issued, we concluded beyond a reasonable doubt that the number of terminal additions and earnings goals was achievable. And, as to the escrow protection related to inaccurate representations, warranties and covenants, there was no uncertainty whether the escrow would be paid out, only uncertainty as to the payee. Therefore, consistent with our response to comment 2 above and in accordance with the discussion in Appendix B, paragraph 176(b) of SFAS No. 141, we included the consideration remaining in escrow in the original purchase price allocation because the only uncertainty related to the security escrow was the identity of the payee, not the total amount to be paid. Accordingly, the full number and value of the shares paid was included in the purchase price. The purchase price was allocated based on the initial payment where tangible assets and liabilities were first assigned, followed by the assignment of intangible assets and the balance recorded as goodwill.
Commission Comment 6 relating to Note 4 — Acquisitions, page 67:
Please tell us how you accounted for the additional investment rights granted to Fletcher on the date of grant and upon exercise and what “could be exercised on a ‘net settlement basis’” means. Please cite the authoritative guidance used.
Company Response:
Under the terms of the agreement entered into with Fletcher, Fletcher was granted the right to purchase up to $16 million of Euronet Common Stock not less than 120 days from the date of its initial investment at an agreed upon 45-day volume weighted average price, subject to certain high and low price limitations in the 45-day period. The agreed upon pricing formula was believed by Fletcher and Euronet to constitute a reasonable measure of the fair market value of Euronet Common Stock. The phrase “could be exercised on a ‘net settlement basis’” meant that if Fletcher exercised its right to acquire additional stock and the formula-based price per share was less than the formula price per share at the date of its initial investment, Fletcher could choose to not purchase from Euronet the underlying shares, but rather require Euronet to issue to it a number of shares representing the aggregate value of the discount on the additional investment as determined by comparing the formula price to the NASDAQ closing price of our Common Stock on the day Fletcher exercised its purchase right. Likewise, Euronet had the right to settle with Fletcher on a “net settlement basis” any obligation to sell Euronet Common Stock to Fletcher. This disclosure is also included in Footnote

4 to the Company’s consolidated financial statements as of and for the year ended December 31, 2004. As a result of the “net share settlement” provision of the agreement, Euronet did not sell additional shares to Fletcher, but rather issued a lesser amount of shares at no cost to Fletcher in recognition of the aggregate value of the discount between the agreed upon formula price and the closing market price on the day Fletcher exercised its right.
At the agreement date, the additional investment rights granted to Fletcher were not bifurcated from the purchase contract and were not accounted for as an embedded derivative instrument. Our conclusions were based on the relevant guidance contained in SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” paragraph 12 and 11(a); EITF Issue No. 01-6, “The Meaning of ‘Indexed to a Company’s Own Stock,’” paragraph 5; and EITF Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” paragraph 8.
Paragraph 12 provides the criteria for determining whether an embedded feature requires bifurcation and separate accounting as a derivative instrument. Further, paragraph 12(c) requires that if an embedded feature meets the definition of a freestanding derivative instrument under paragraphs 6 through 11, then provided the other criteria in paragraph 12 are met, the embedded feature should be bifurcated from the host contract and accounted for separately as a derivative instrument. We noted that paragraph 11(a) of SFAS No. 133 excludes from derivative accounting “. . . contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position.” EITF Issue No. 01-6 and EITF Issue No. 00-19 provide the specific guidance in determining whether an instrument meets the paragraph 11(a) exception outlined above. EITF Issue No. 01-6, paragraph 5, stipulates that instruments are considered indexed to a company’s own stock if the contingency provisions are based on the stock’s market price and, after the contingent events have been met, the instrument’s settlement is based solely on that company’s common stock. The Fletcher rights meet both of these requirements.
EITF Issue No. 00-19 assists in determining whether an instrument with the same terms as the embedded derivative would be classified in stockholders’ equity. In accordance with EITF Issue No. 00-19, paragraph 8, contracts that require physical settlement or net-share settlement are classified as equity. As a result of our analysis, we concluded that the feature, if freestanding, would meet the exclusion under paragraph 11(a) and the related EITF issues. Therefore, this convertible feature within the convertible debenture instrument did not meet the criteria of paragraph 12(c) and the contingent conversion feature was not required to be bifurcated and separately accounted for as a derivative instrument under SFAS No. 133. Accordingly, based on the authoritative guidance briefly discussed above, at the date of the initial purchase, no value was assigned to the additional investment rights and the full amount of the initial investment was recorded as an increase in Common Stock and Additional Paid-in Capital.
At the date of Fletcher’s exercise of their additional investment rights, we recorded the issuance of shares under a “net settlement basis” as an increase in “Common Stock” for the par value of the issued shares of $0.02 per share, with an offsetting reduction to “Additional Paid in Capital.”
Commission Comment 7 relating to Note 12 — Debt Obligations, page 78:
Please tell us how you accounted for the $140 million of 1.625% contingently convertible senior debt. Please specifically address the accounting implications of the debt, the deferred amortization fees of $4.4 million, the five year put option and the contingent interest citing the authoritative guidance used.
Company Response:
We accounted for the full $140 million as debt.

We concluded that the $140 million 1.625% contingently convertible senior debenture does not contain embedded derivatives related to the contingent conversion or put or call option features that require bifurcation and separate accounting treatment. We did conclude that the contingent interest feature is an embedded derivative that is required to be bifurcated and accounted for as a separate derivative under SFAS No. 133. However, we concluded that an insignificant value would be ascribed to that feature, therefore, we have not separately accounted for that feature. These conclusions were based upon guidance contained in paragraphs 6 through 12, 13, 61(d) and 199 of SFAS No. 133; Derivatives Implementation Group Issue B16; EITF Issue No. 01-6; and EITF Issue No. 00-19.
Contingent Conversion Feature — Paragraph 199 of the SFAS No. 133 contains an illustration of the application of the “clearly and closely related” concept to a debt instrument convertible into shares of common stock and paying a below market interest rate. According to the Statement, “The issuer’s accounting depends on whether a separate instrument with the same terms as the embedded written option would be a derivative instrument pursuant to paragraphs 6 through 11 of this Statement. Because the option is indexed to the issuer’s own stock and a separate instrument with the same terms would be classified in stockholders’ equity in the statement of financial position, the written option is not considered to be a derivative instrument for the issuer . . . and should not be separated from the host contract.”
Paragraph 12 of the SFAS No. 133 provides the criteria for evaluating whether an embedded feature must be bifurcated and separately accounted for as a derivative instrument at fair value with periodic changes in fair value recorded in earnings. Specifically, paragraph 12(c) requires that “A separate instrument with the same terms as the embedded derivative instrument would, pursuant to paragraphs 6 through 11, be a derivative instrument subject to the requirements of this Statement.” In addition, paragraph 11(a) allows exceptions for “Contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position.”
EITF Issue No. 01-6 and EITF Issue No. 00-19 provide the detailed guidance to determine whether an instrument meets the paragraph 11(a) exception outlined above. EITF Issue No. 01-6, paragraph 5 stipulates that instruments are considered indexed to company stock if the contingency provisions are based on the stock’s market price and, after the contingent events have been met, the instrument’s settlement is based solely on a company’s common stock. The debentures’ contingent conversion rights meet both of these requirements.
EITF Issue No. 00-19 assists in determining whether an instrument with the same terms as the embedded derivative would be classified in stockholders’ equity. Contracts that give the company a choice between net cash settlement or settlement in shares are classified in equity, provided that the following 8 requirements are met (summarized):
1)	The contract permits the company to settle in unregistered shares.

2)	The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

3)	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

4)	There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC (i.e. if the instrument requires cash settlement in the event that the company does not make timely filings with the SEC).

5)	There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due.

6)	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

7)	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

8)	There is no requirement in the contract to post collateral at any point or for any reason.
If the embedded contingent conversion feature were a freestanding instrument, it would meet all of the requirements above and, therefore, would be classified in stockholders’ equity.
As a result of our analysis of paragraph 11(a) and the related EITF Issues, we concluded that the feature, if freestanding, does not meet the definition of a derivative instrument under SFAS No. 133. Therefore, this contingent conversion feature did not meet the criteria of paragraph 12(c) and Euronet did not bifurcate and separately account for the feature as a derivative instrument under SFAS No. 133.
Contingent Interest Feature — In accordance with paragraph 12 of SFAS No. 133, supplemented by paragraphs 6 through 11 and paragraph 13, the instrument’s contingent interest feature meets the definition of an embedded derivative. Contingent interest could impact cash flows required under the instrument; the economic characteristics of the feature are not clearly and closely related to the economic characteristics of the host contract; the host contract is not remeasured with changes in fair value recognized in earnings under otherwise applicable GAAP; and a separate instrument with the same terms as this feature would, pursuant to paragraphs 6 through 11, be a derivative instrument subject to terms of SFAS No. 133.
Paragraph 13 provides further that the “clearly and closely related” exception is not available to instruments whose underlying derivative component is an interest rate, or interest rate index, and whose feature could either 1) be settled in such a way that the investor (holder) may not recover substantially all of the initial investment, or 2) the investor could at least double the instrument’s investment return or double an expected market rate of return.
Based on the guidance discussed above, the contingent interest feature meets the definition of an embedded derivative and is not specifically excluded from derivative treatment under paragraphs 10 or 11 of SFAS No. 133. Therefore, the contingent interest feature is required to be bifurcated from the host contract and accounted for as a derivative instrument under SFAS No. 133.
However, we would expect the option to have insignificant value through the expiration of the non-call period, which expires on December 20, 2009. We arrived at this conclusion by reasoning that (1) contingent interest cannot be triggered until the expiration of the non-call period, which expires on December 20, 2009, and (2) if the feature is triggered on or after the date hereof, the probability of a company call would depend on its tax position that is impossible to predict. Accordingly, we have not assigned any value to the contingent interest feature and we have not separately recorded this feature as a derivative instrument.
Issuer Call Option/Holder Put Option — As stated above, paragraph 12 of SFAS No. 133 is the primary guidance used in assessing whether an embedded feature requires bifurcation and separate accounting as a derivative with changes in fair value recorded in earnings. Specifically, paragraph 12(a) notes that if the economic characteristics of the host contract are “clearly and closely related” to the economic characteristics of the embedded feature, separate accounting for that embedded feature would not be required. Paragraph 61(d) of SFAS No. 133, and further discussion provided in Derivatives Implementation Group (DIG) Issue B16, outlines the applicability of the “clearly and closely related” concept to calls and puts on debt instruments. Specifically, we note that “Call options (or put options) that can accelerate the repayment of principal on a debt instrument are considered to be clearly and closely related to a debt instrument that require principal repayments unless both (1) the debt involves a substantial premium or discount . . . and (emphasis added) (2) the put or call option is only contingently exercisable.”
As a result, since a substantial premium or discount was not involved in the issuance of the debt to the purchasers or associated with the settlement provisions of the options, the options are considered to be clearly and closely related under paragraph 12(a) and do not meet the requirements for separate accounting treatment as derivative instruments under SFAS No. 133. Therefore, Euronet did not bifurcate and separately account for these features as derivative instruments under SFAS No. 133.
Debt Issuance Costs — In connection with the issuance of the contingently convertible senior debentures, we incurred $4.4 million in direct and incremental debt issuance costs and underwriter discounts which were capitalized and are being amortized over the five year term between the date of issuance and the date of the initial put option held by holders of the debentures. We relied upon paragraph 15 of APB No. 21, “Interest on Receivables and Payables” and paragraph 237 of FASB Concepts Statement No. 6, “Elements of Financial Statements,” for the accounting treatment for debt issuance costs. Paragraph 15 of APB No. 21 states that “. . . the difference between the present value and the face amount should be treated as discount or premium and amortized as interest expense or income over the life of the note in such a way as to result in a constant rate of interest when applied to the amount outstanding at the beginning of any given period.” Paragraph 237 of FASB Concepts Statement No. 6 further states that “debt issue cost in effect reduces the proceeds of borrowing and increases the effective interest rate and thus may be accounted for the same as debt discount.” Accordingly, we believe that the deferral and amortization of these costs over the life of the debt is appropriate under GAAP. However, we have noted that since the creditor has the ability to require payment before the stated maturity date, we should amortize the debt issuance costs from the date the debt is issued to the earliest date at which the creditor can demand payment. In addition, in reviewing a sample of other companies for the accounting treatment for similar costs related to contingently convertible debenture instruments, we found that substantially all of the companies in our sample amortized debt issuance costs over the shorter, more conservative period up to the date at which debenture holders may exercise their put option. Therefore, Euronet chose to amortize these deferred costs over the more conservative five year period.
Commission Comment 8 to Note 12 — Debt Obligations, page 78:
You state that the debt is convertible into common stock if certain conditions are met. Please tell us what the thresholds are and how you account for the conversion feature associated with the debt.
Company Response:
Holders may convert our debentures to shares of our common stock at any time prior to stated maturity, at their option, only under the following circumstances:
•	during any fiscal quarter commencing after December 31, 2004 (and only during such fiscal quarter), if the closing price of our common stock for at least 20 trading days in the 30 trading-day period ending on the last trading day of the preceding fiscal quarter was 130% or more of the conversion price of the debentures on that 30th trading day;

•	during the five business day period after any five consecutive trading day period (the “measurement period”) in which the trading price per debenture for each day of such measurement period was less than 98% of the product of the closing price of our common stock and the conversion rate for the debentures; provided, however, holders may not convert their debentures in reliance on this provision after December 15, 2019 if on any trading day during such measurement period the closing price of shares of our common stock was between 100% and 130% of the conversion price of the debentures;

•	if we have called the debentures for redemption;

•	upon distribution to all holders of our common stock of certain rights or warrants entitling them to purchase shares of our common stock at a price less than the traded price of our shares;

•	upon distribution to all holders of our common stock of assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 10% of the traded price of our shares; or

•	upon the occurrence of certain business combinations or other change of control events.

These conditions are more fully described in our registration statement on Form S-3, dated January 26, 2005.
Accounting for the Contingent Conversion Feature — Please see our response to comment 7, which includes a discussion of the accounting implications and accounting requirements of the contingent conversion features. We have used this analysis for each of the conversion features identified above.
Commission Comment 9 relating to Note 14 — Gain on Disposition of U.K. ATM Network, page 80:
You state that you have allocated $4.5 million of the total sales proceeds to your services agreement with Bridgepoint. Please tell us how you determined such treatment to be appropriate. Tell us if the services to be provided constitute contingent consideration as part of the sale or whether the agreement is separate from the sale. Please cite authoritative guidance.
Company Response:
We agreed to sell our U.K. ATM network to Bridgepoint for $30 million. The terms of the sale included a five year Gateway Services Agreement (GSA) under which we agreed to operate, monitor and process transactions on the ATMs we sold. While the GSA was a separate agreement, it was signed simultaneously with, and the GSA was integral to and inseparable from, the ATM sale agreement. The GSA does not constitute contingent consideration as part of the sale; rather we agreed to provide an ongoing service.
The accounting we followed for this transaction is outlined in EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.”
The estimate of $4.5 million for the ATM operating, monitoring and transaction processing services was determined in accordance with EITF Issue No. 00-21. EITF Issue No. 00-21 applies because, as outlined in paragraph 2, we entered into two agreements with the same party at or near the same time. One agreement covered the terms and conditions of the sale of ATMs, while a second five year GSA covered the terms and conditions for operating, monitoring and processing related to the ATMs we sold.
EITF Issue No. 00-21 paragraphs 9(a) through 9(c) provide the authoritative guidance for determining that our multiple deliverable arrangement (i.e., sale of the ATMs and the GSA) should be evaluated as two separate units of accounting. We considered the following fact pattern in our assessment:
Paragraph 9(a): The ATM sale and the GSA activities have stand alone value. Bridgepoint had the ability to purchase ATMs and/or, transaction processing from other vendors.
Paragraph 9(b): The fair value for the undelivered element (services required pursuant to the GSA) was determined based upon other agreements where the company was engaged to operate, monitor and process transactions for ATMs not owned by the company. These other agreements may have differed in size, scope, term or market, but were sufficiently similar to provide a reasonable basis for determining fair value.
Paragraph 9(c): Performance and delivery of the GSA activities was substantially within our control. At the time the GSA was signed we were providing the same services to numerous customers throughout Europe through our processing center in Budapest, Hungary.
In conclusion, we determined that the GSA was a separate unit of accounting from the sale of the ATMs. We established that $4.5 million was a reasonable estimate of fair value for the five year GSA agreement. The $4.5 million was deferred and is being recorded as revenue using a straight-line basis over the five year term of the GSA.

The Company also acknowledges 1) that it is responsible for the adequacy and accuracy of the disclosures in its filing; 2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and 3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (913) 327-4200.
Sincerely,

/s/ Rick L. Weller
Rick L. Weller
Executive Vice President and
Chief Financial Officer